Ardmore Shipping Corporation Announces Completion of Its Annual Review of Securities Filings and Renewal of Its Share Repurchase Plan

HAMILTON, Bermuda, Aug. 31, 2017 /PRNewswire/ -- Ardmore Shipping Corporation (NYSE: ASC) ("Ardmore" or the "Company") today announced that the Company has completed its annual review of its securities filings and, as part of this review, Ardmore's Board of Directors has announced a renewal of the Company's Share Repurchase Plan (the "New Plan"). The New Plan replaces the Company's prior share repurchase plan that was scheduled to expire in November 2017. Pursuant to the New Plan, Ardmore may purchase up to $25 million of the Company's common shares through to August 31, 2020. Ardmore expects to repurchase these shares in the open market or in privately negotiated transactions, at times and prices that are considered to be appropriate by the Company, but is not obligated under the terms of the plan to repurchase any shares, and at any time Ardmore may suspend, delay or discontinue the plan.

About Ardmore Shipping Corporation

Ardmore owns and operates a fleet of mid-size product and chemical tankers ranging from 25,000 to 50,000 deadweight tonnes. The Company provides seaborne transportation of petroleum products and chemicals worldwide to oil majors, national oil companies, oil and chemical traders, and chemical companies, with its modern, fuel-efficient fleet of tankers.

Ardmore's core strategy centers around operating a modern, high-quality fleet of product and chemical tankers, building key long-term commercial relationships, and maintaining its cost advantage in assets, operations and overhead, while creating significant synergies and economies of scale as the Company grows. Ardmore provides its services to customers through voyage charters, commercial pools and time charters and enjoys close working relationships with key commercial and technical management partners.

Forward-Looking Statements

The statements in this press release that are not historical facts may be forward-looking statements, including statements about potential repurchases of Company common shares under the Company's share repurchase plan. These forward-looking statements involve risks and uncertainties that could cause the outcome to be materially different. These risks and uncertainties include, among others, changes in the Company's liquidity or capital requirements and those discussed in Ardmore's public filings with the U.S. Securities and Exchange Commission. Ardmore undertakes no obligation to revise or update any forward-looking statements unless required to do so under the securities laws.

Investor Relations Enquiries:

The IGB Group
Mr. Leon Berman
Tel: 212-477-8438
Fax: 212-477-8636
Email: lberman@igbir.com

Or

Mr. Bryan Degnan
The IGB Group
Tel: 646-673-9701
Email: bdegnan@igbir.com